

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

March 30, 2007

Via Facsimile (202) 434-4661 and U.S. Mail

Tiffany A. Hasselman, Esq.
Malizia, Spidi & Fisch
901 New York Avenue, NW
Suite 210 East
Washington, DC 20001

> **Re: Roma Financial Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2007**
> **File No. 0-52000**

Dear Ms. Hasselman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note that the cover letter of the proxy statement is dated as of March 20, 2007 and disclosure that the proxy statement was first mailed on that date. Also, it has come to our attention that certain security holders received their proxy statements and cards via the US mail on March 26, the same date your proxy statement was filed. Please tell us, with a view toward revised disclosure, how you complied with Rule 14a-6(b) which requires that a proxy statement and card be filed with

the Commission no later than the date they are first sent or given to security
holders.

2.   On a related matter, please tell us how you complied with the advance notice
requirements of Rule 14a-13(a).

3.   It has come to our attention that a representative of the security holder currently
soliciting proxies in opposition to your solicitation had previously informed one
of your officers of his intention to contest your solicitation. Please tell us how
you complied with the requirements of Rule 14a-6(a) with respect to your filing
obligations. If, in response to this comment, you determine to file definitive
revised proxy materials, please tell us whether you intend to recirculate your
soliciting materials and note that you will need to provide disclosure compliant
with Items 4(b) and 5(b) of Schedule 14A to the extent not already provided.

Proposal Number 1, Election of Directors, page 3

4.   We note your disclosure that the board currently consists of nine members and
that are divided into three classes as nearly equal in number as possible. We also
note that you are only nominating two, not three, directors for election and that
you currently have seven, not nine, members of your board. Please clarify all of
these apparent inconsistencies.

5.   Revise to disclose whether the current nominees here have consented to being
named in the proxy statement and will serve if elected. See Rule 14a-4(d).

Closing Comments

        Please amend the Schedule 14A promptly to comply with our comments. In
addition, provide a letter keying your responses to the comments, and provide any
requested supplemental information. If you believe complying with these comments is
not appropriate, tell us why in your letter. The response letter should be uploaded to
EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file
number. We may have comments after reviewing revised materials and your responses.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company is in
possession of all facts relating to a company's disclosure, it is responsible for the
accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions